UGI UTILITIES INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Three
	Months
	Ended
	December 31,	Year Ended September 30,
	2006	2006	2005	2004	2003
Earnings:
Earnings before income taxes	$33,019	$80,544	$84,953	$83,098	$100,212
Interest expense	11,307	24,102	18,079	17,698	17,412
Amortization of debt discount and expense	115	243	247	233	244
Estimated interest component of rental expense	395	1,675	1,568	1,477	1,434

	$44,836	$106,564	$104,847	$102,506	$119,302

Fixed Charges:
Interest expense	$11,307	$24,102	$18,079	$17,698	$17,412
Amortization of debt discount and expense	115	243	247	233	244
Allowance for funds used during construction (capitalized interest)	73	85	22	11	7
Estimated interest component of rental expense	395	1,675	1,568	1,477	1,434

	$11,890	$26,105	$19,916	$19,419	$19,097

Ratio of earnings to fixed charges	3.77	4.08	5.26	5.28	6.25